Exhibit 99.1

Auna Provides Business Update Related to Colombian Operations

Colombia’s healthcare services regulator assumed administrative control of certain health insurance providers to oversee compliance with their payment obligations and their financial and operating metrics

Auna continues to receive regular payments from Nueva EPS and Sanitas EPS

Luxembourg, Grand Duchy of Luxembourg, April 15, 2024 – Auna S.A.  (NYSE: AUNA) (“Auna” or “the Company”), a Latin American healthcare company with operations in Mexico, Peru and Colombia, today announced a business update regarding its operations in Colombia.

On April 2 and 3, 2024, the Colombian healthcare regulator, Superintendencia de Salud (“SUPERSALUD”), assumed temporary control of three providers (“EPSs”) of general and mandatory health insurance plans in Colombia through an administrative intervention in order to oversee compliance with their payment obligations to healthcare service providers and with their financial and solvency requirements. These three EPSs are Sanitas EPS, a privately-owned insurance provider, Nueva EPS, a state-controlled insurance provider, and SOS EPS, a smaller regional insurance provider. SUPERSALUD noted that the interventions are preventive measures and are not intended to imply a reduction in the payment for healthcare services nor layoffs at the EPSs.

Nueva EPS is the largest EPS in Colombia, backed by the Colombian government, with over 10 million members, and represents approximately 7% of Auna’s consolidated revenues. Sanitas EPS is not material to Auna and Auna does not have any business relationship with SOS EPS. Measures taken as part of these administrative interventions include the appointment of a general manager tasked with facilitating compliance by the affected EPSs with financial and solvency requirements, along with facilitating payments to private healthcare service providers directly through the Colombian agency tasked with managing funds contributed to the public healthcare system, Administradora de los Recursos del Sistema General de Seguridad Social en Salud (“ADRES”).

The Colombian healthcare system operates through a publicly funded healthcare system that funnels payments through private insurance companies to private healthcare service providers, such as Auna. Over 80% of healthcare services in Colombia are delivered by these private healthcare service providers and are paid for by private insurance companies. Private insurance companies receive most of their funding from ADRES.

Auna delivers healthcare services to Nueva EPS policy members, with a long-standing relationship, and thus regularly receives payments from Nueva EPS. Since the administrative intervention of Nueva EPS and Sanitas EPS, Auna has continued to receive payments related to services provided to Nueva EPS and Sanitas EPS policy holders, and Auna is not expecting payments to deteriorate.

Auna is closely monitoring developments in Colombia and will continue to inform the market of any material developments on this matter. Auna reiterates its mission of bringing healthcare access to the markets in the region in which it operates.

About Auna

Auna is a Latin American healthcare company with operations in Mexico, Peru and Colombia, prioritizing prevention and concentrating on high complexity diseases that contribute the most to healthcare expenditures. Our mission is to transform healthcare by providing access to a highly integrated healthcare offering in the underpenetrated markets of Spanish Speaking Americas. Founded in 1989, Auna has built one of Latin America´s largest modern healthcare platforms that consists of a horizontally integrated network of healthcare facilities and a vertically integrated portfolio of oncological plans and selected general healthcare plans. As of December 31, 2023, Auna’s network included 31 healthcare network facilities, consisting of hospitals, outpatient, prevention and wellness facilities with a total of 2,308 beds, and 1.3 million healthcare plans.

For more information visit www.aunainvestors.com

Forward Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the administrative intervention of the Colombian healthcare regulator in certain insurance institutions and related expectations about the receipt of payments by Auna from such insurance institutions, among others. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Auna’s business and operations involve numerous risks and uncertainties, many of which are beyond the control of Auna, which could result in Auna’s expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Auna. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are limitations on reimbursement and payment for health services from insurance institutions in Colombia, statutory and regulatory changes, administrative rulings, interpretations and determinations, funding restrictions and solvency risks of third-party payers. Additional information relating to the uncertainties affecting Auna’s business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Auna does not undertake any obligation to (and expressly disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Investor Relations Contact

contact@aunainvestors.com